CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In accordance with 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Points International Ltd. (the "Corporation"), hereby certifies, to the best of such officer's knowledge, that:

The Corporation's annual report on Form 40-F for the year ended December 31, 2007, to which this certification is attached as Exhibit A (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and information contained in the Report fairly presents, in all material respects, the financial condition of the Corporation at the end of the period covered by the Report and results of operation of the Corporation for the periods covered by the Report.

Dated: March 19, 2008	/s/ T. Robert MacLean
Name: T. Robert MacLean
Title: Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In accordance with 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Points International Ltd. (the "Corporation"), hereby certifies, to the best of such officer's knowledge, that:

The Corporation's annual report on Form 40-F for the year ended December 31, 2007, to which this certification is attached as Exhibit A (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and information contained in the Report fairly presents, in all material respects, the financial condition of the Corporation at the end of the period covered by the Report and results of operation of the Corporation for the periods covered by the Report.

Dated: March 19, 2008	/s/ Anthony Lam
Name: Anthony Lam
Title: Chief Financial Officer